HAROLD W. PAUL, LLC
                                ATTORNEY AT LAW
                            125 MAIN STREET, 4TH FL.
                               WESTPORT, CT 06880
                                 (203) 227-7485
                               FAX: (203) 227-9239


                                                            May 15, 2007



By Regular Mail and EDGAR

Mr. Ryan Rohn,
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

                                             Re: AquaCell Technologies, Inc.
                                                 Form 8-K Item 4.01
                                                 Filed May 8, 2007
                                                 File # 001-16165

Dear Mr. Rohn:

     We represent AquaCell Technologies, Inc. In response to your letter dated May 9, 2007 we have filed Form 8-K/A. In response to your comments we advise as follows:

     1. Disclosure has been added to reflect the specific fiscal years reported.

     2. Disclosure has been added to reflect the fact that the registrant's Board of Directors was uninvolved in the accountant's decision to resign.

     3. Disclosure has been added including the additional language set forth in
        Item 3.04 (a) (1) (iv) of Regulation S-B as you requested.

     4. An updated Exhibit 16 letter has been enclosed with the filing.

     5. We acknowledge comment number 5. Supplementally, we confirm our telephone conversation that the registrant intends to file all delinquent periodic reports on or before September 28, 2007.

     6. Disclosure has been added pursuant to Item 3.04 (a) (2) of Regulation S-B.

HAROLD W. PAUL, LLC

Mr. Ryan Rohn, Staff Accountant
U.S. Securities and Exchange Commission
May 15, 2007
Page Two



     On the registrant's behalf we acknowledge that:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;
     * Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please feel free to contact me if you have further comments.

                                                Sincerely,

                                            /s/ HAROLD W. PAUL

HWP/sl                                          HAROLD W. PAUL